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                          August 12, 2022

       William Enright
       President
       Vaccitech plc
       Unit 6-10, Zeus Building
       Rutherford Avenue
       Harwell, Didcot OX11 0DF
       United Kingdom

                                                        Re: Vaccitech plc
                                                            Registration
Statement on Form S-3
                                                            Filed August 9,
2022
                                                            File No. 333-266724

       Dear Mr. Enright:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Marishka DeToy, Esq.